New York Menlo Park Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Li He

Davis Polk & Wardwell LLP 2201 China World Office 2 1 Jian Guo Men Wai Avenue Chaoyang District Beijing 100004	86 10 8567 5005 tel 86 10 8567 5105 fax li.he@davispolk.com

January 21, 2014

Re:	iKang Guobin Healthcare Group, Inc.
Draft Registration Statement on Form F-1/C
Submitted Confidentially on December 4, 2013

CONFIDENTIAL TREATMENT REQUESTED

Attention:	Jeffrey P. Riedler Austin Stephenson Tabatha Akins Andrew Mew

Dear Mr. Riedler:

On behalf of iKang Guobin Healthcare Group, Inc. (the “Company”), a company incorporated under the laws of the British Virgin Islands, we are submitting the Company’s revised draft Registration Statement on Form F-1 (the “Registration Statement”) which was confidentially submitted to the Securities and Exchange Commission (the “Commission”) on December 4, 2013.

This revised draft Registration Statement has been marked to show changes to the draft registration statement confidentially submitted to the Commission on December 4, 2013. On behalf of the Company, we wish to thank you and other members of the staff of the Commission (the “Staff”) for your prompt response to the Company’s request for comments.

The Company has responded to all of the Staff’s comments in the letter dated January 2, 2014 by revising the draft Registration Statement to address the comment, by providing an explanation if the Company has not so revised the draft Registration Statement, or by providing supplemental information as requested. The revised draft Registration Statement also contains certain additional updates and revisions. The Company has also included in the Registration Statement the unaudited consolidated financial statements as of and for the six months ended September 30, 2012 and 2013 and the unaudited condensed consolidated quarterly results of operations for each of the seven quarters in the period from January 1, 2012 to September 30, 2013.

Set forth below are the Company’s responses to the comments contained in the letter dated January 2, 2014 from the Staff. The Staff’s comments are repeated below, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the draft Registration Statement where the language addressing a particular comment appears.

FORM F-1

General

1. Please submit all outstanding exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

The Staff’s comment is noted. The Company respectfully advises the Staff that it is submitting exhibits 3.1, 10.1, 10.4, 10.5, 10.6, 10.7, 10.8, 10.9, 10.10, 10.11, 10.12, 10.13, 10.15, 10.16, 10.17, 10.18, 10.19, 10.20, 10.21 and 23.1 to the Registration Statement herewith and will submit or file other exhibits to the Registration Statement in subsequent submissions or filings to allow the Staff sufficient time for review.

2. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

The Staff’s comment is noted. The Company confirms its understanding of this comment and will provide the Staff the artwork it intends to use in the prospectus in a subsequent submission.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Staff’s comment is noted. The Company confirms its understanding of this comment. The Company respectfully advises the Staff that it has not prepared or used any written communications, as defined in Rule 405 under the Securities Act of 1933 (the “Securities Act”), presented to potential investors and there has not been any research reports about the Company that are published or distributed by any broker or dealer that is participating or will participate in the Company’s offering by date hereof. The Company will provide the Staff with copies of any such written communication materials and research reports to the extent any such materials are prepared.

Prospectus Summary

Risks and Uncertainties, page 4

4. Please expand the list of risks and uncertainties on this page to include the following:

•	the possibility that you may not be able to repatriate profits due to PRC laws and regulations;

•

the risks posed by the contractual rather than equity-ownership nature of control of the PRC operating companies and the possibility that if these contractual arrangements were found to be not in compliance with PRC laws and regulations, you could be required to relinquish economic interest in the PRC operating companies; and

•

the potential adverse effects for your shareholders due to the conflicts of interest arising from the fact that Ligang Zhang and Boquan He are owners of PRC operating entities and also serve as your directors.

In response to the Staff’s comment, the Company has revised the disclosure on page 4 of the Registration Statement to expand the list of risks and uncertainties to include the risks and adverse effects as identified by the Staff.

Corporate Structure and History, page 5

5. We note your inclusion of a diagram on this page detailing your corporate structure. Where this graphic appears on this page and on page 55, please enlarge it and its accompanying text to improve legibility.

In response to the Staff’s comment, the Company has revised the corporate structure diagrams and the text accompanying these diagrams on pages 6 and 57 of the Registration Statement to improve legibility.

6. We note your reference on this page to the entity Yuanhua WFOE and its VIE subsidiary. If the term for this entity is an abbreviation, please disclose the full name of the entity as it appears in the accompanying diagram. Please similarly disclose the full name of the reference VIE entity as it appears in the accompanying diagram.

In response to the Staff’s comment, the Company has disclosed the full names of the entity Yuanhua WFOE, its VIE entity and the VIE entity’s subsidiary on pages 5 and 55 of the Registration Statement.

7. We note your disclosure on page 6 that King & Wood Mallesons Lawyers has concluded that the ownership structure and the contractual arrangements among the entities are not in violation of current PRC laws and regulations. Please specifically clarify in this section whether King & Wood Mallesons has also concluded that each of the contractual relationships and arrangements are enforceable under PRC laws and regulations.

In response to the Staff’s comment, the Company has revised the disclosure on page 7 of the Registration Statement to clarify that, in the opinion of King & Wood Mallesons Lawyers, each contract under the Company’s contractual arrangements is valid, binding and enforceable under current PRC laws.

Risk Factors

“If we fail to properly manage the employment of our doctors and nurses…,” page 17

8. Please disclose the approximate average length of time it takes for both doctors and nurses to transfer their practicing licenses or add a medical institution to their permitted practicing institutions under PRC laws and regulations.

In response to the Staff’s comments, the Company has revised the disclosure on page 19 of the Registration Statement to clarify that the length of time for doctors and nurses to transfer their practicing licenses or add another medial institution to their permitted practicing institutions.

“We may be subject to potential tax liabilities…,” page 19

9. Please disclose the approximate aggregate amount you would have been required to withhold in individual income tax from your acquisitions made since December 2007.

In response to the Staff’s comments, the Company has revised the disclosure on page 20 of the Registration Statement to disclose the approximate amount of income tax that the Company would have been required to withhold for the individual sellers.

Risks Related to Doing Business in China, page 34

10. To the extent applicable, please add a risk factor to discuss the specific risks related to any price controls that the PRC may impose or has imposed on the services you provide. Please additionally disclose the approximate portion of the services you offer that are subject to such controls.

The Company respectfully advises the Staff that the Company is not aware of any price controls that the PRC government or regulators have imposed or would impose on the business operated by the Company to date. Although there is a limit on the expenses for medical examinations that can be reimbursed for each person per year under certain government-sponsored social medical insurance, such limit is a maximum amount for reimbursement of medical expenses rather than price limits on the fees that the Company can charge its customers for its services. Therefore, the Company is of the view that it is not necessary to add a risk factor about price controls.

“We may need additional capital…,” page 44

11. Please revise the discussion to clarify whether you have any specific current plan to raise capital, and if so, please disclose the details of any such plan. Additionally, please clarify in your disclosure whether your reference to 12 months in this risk factor accounts for the anticipated proceeds from this offering. If not, please include an estimate of the amount of time your current funds are expected to last while taking into account such anticipated proceeds.

In response to the Staff’s comments, the Company has revised the disclosure on page 46 of the Registration Statement to clarify that the Company does not currently have specific plan to raise capital. The Company has also revised the disclosure on page 46 to clarify that the Company believes its current cash, anticipated cash flow from operations and the proceeds from its proposed initial public offering will be sufficient to meet its anticipated cash needs for the foreseeable future.

Our History and Corporate Structure, page 51

12. Please revise your disclosure here or elsewhere to make clear the extent that PRC approvals or registrations were required in connection with your 2011-2013 transactions disclosed on pages 53-54. Additionally, we note your disclosure that in the opinion of your PRC legal counsel, King & Wood Mallesons Lawyers, the contractual arrangements related to your corporate structure are enforceable. Please make clear the extent that registration has been required and completed for the enforceability of each contractual arrangement. Revise your disclosure in the risk factor “We rely on contractual arrangements with our affiliated PRC entities, page 32” as necessary.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 55 of the Registration Statement to clarify the PRC approvals and registrations required for the transactions in 2011 to 2013 were obtained.

The Company respectfully advises the Staff that the Company has not registered the contractual arrangements with the PRC government. As advised by the Company’s PRC counsel, King & Wood Mallesons Lawyers, registration with government authorities is not required under the PRC laws to ensure the validity or enforceability of its contractual arrangements. As advised by King & Wood Mallesons Lawyers, a legal and valid contract will be enforceable under the PRC laws without registration with government authorities unless such registration is otherwise required. Because, as advised by King & Wood Mallesons Lawyers, each contract under the Company’s contractual arrangements among its PRC subsidiaries, affiliated PRC entities and their shareholders does not violate the PRC laws and regulations currently in effect or national or public interest of the PRC or third party’s interest and is not required under the PRC laws to be registered in order to take effect, each contract is valid under the PRC laws and therefore is enforceable under the PRC laws. Therefore, the Company respectfully advises the Staff that it is of the view that the disclosure about whether the registration is required or completed for the enforceability of each contractual arrangement may mislead investors about the requirements under the PRC laws. In addition, as the Company has disclosed on pages 32 and 59 of the Registration Statement that each of these contracts is valid, binding and enforceable under the PRC laws and King & Wood Mallesons Lawyers has already opined on this in its legal opinion, the Company respectfully advises the Staff that it believes the current disclosure is clear and additional disclosure is not necessary.

In response to the Staff’s comment, the Company has revised the disclosure on page 32 of the Registration Statement to clarify that each contract under the Company contractual arrangements is valid, binding and enforceable under current PRC laws.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Components of Our Results of Operations

Medical Examinations, page 75

13. Please expand to disclose the different types of services provided as part of your medical examinations and what specific tests or procedures are most commonly provided as part of this service. To the extent feasible, please include a more detailed breakdown of your net revenue attributable to such services.

In response to the Staff’s comment, the Company has revised the disclosure on page 77 of the Registration Statement to disclose the specific tests which are most commonly provided in our medical examination services.

The Company respectfully advises the Staff that the Company manages the operations of examination services based on the type of customers. In response to the Staff’s comment, the Company has revised the disclosure on page 78 to include a breakdown of its net revenues from medical examinations derived from corporate customers and individual customers in a tabular form. The Company respectfully advises the Staff that the fees the Company charges each customer for medical examination services are determined on a package basis rather than based on the unit price for each specific test. In addition, corporate customers may select the scope of examination services and the Company usually determines the price for a corporate customer based on the number of people that the corporate customer generates. Therefore, the Company does not have revenue breakdown based on the specific tests for its medical examination services.

Critical Accounting Policies

Allowance for Doubtful Accounts, page 83

14. With respect to your allowance for doubtful accounts and accounts receivable, please disclose the following:

•	Disclose the day’s sales outstanding for each period presented. Disclose the reasons for the significant changes from the prior period.

•	Disclose management’s target for day’s sales outstanding. Discuss the reasons why actual day’s sales outstanding differ from management’s target.

•	State the steps you take in collecting accounts receivable as well as the typical collection cycle.

•	Disclose your policy with respect to determining when a receivable is recorded as a bad debt and ultimately written off.

•	You state that there are no uniform credit terms for your customers. Please provide an indication as to the average payment terms by customer type.

In response to the Staff’s comment, the Company has revised the disclosure:

•	on page 88 of the Registration Statement to disclose the day’s sales outstanding for each period presented in a tabular form and explain the reasons for the changes from the prior period;

•	on page 88 of the Registration Statement to disclose management’s target for day’s sales outstanding;

•	on page 88 of the Registration Statement to disclose the steps that the Company usually takes in collecting accounts receivable and the typical collection cycle;

•	on page 89 of the Registration Statement to disclose when accounts receivable is written off; and

•	on page 88 of the Registration Statement to disclose the average payment terms by the size of corporate customers.

Share-Based Compensation, page 91

15. We have reviewed your disclosure on stock-based awards and have the following comments:

•

We note that you have identified the name of the expert used to value your share- based compensation and your common and preferred shares. Please tell us why the appraiser was not named as an Expert, and whether they will provide a letter of consent.

•

Please provide a quantitative discussion of the significant factors, assumptions, and valuation techniques used in estimating the fair value of the securities at the March 2013 valuation date. Clarify why the two issuances on March 18, 2013 have different values.

•

Please update the table on pages 87 and 91 through the date of effectiveness of your registration statement and include any new equity issuances such as preferred stock, warrants, etc. through the date of effectiveness. The current disclosure indicates that this table includes equity based awards through the first quarter of 2013.

•

Please note we may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price. Please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each issuance.

The Company respectfully advises the Staff the following:

•

Fair value of the share-based compensation was determined by the management of the Company with consideration and reliance in part upon the report prepared by the independent third party appraiser. The independent appraiser’s report is one component used by the Company in reaching its determination as to fair value. Referring to the answer to Question 141.02 of the Compliance and Disclosure Interpretations, there would be no requirement to name the appraiser as an Expert because the determination of fair value of share-based compensation is attributed to the Company. The Company has revised the disclosure on pages 91 and 96 to not identify the appraiser. Therefore, the Company will not need a letter of consent from the appraiser.

•

In response to the Staff’s comment, the Company has revised the disclosure on page 93 of the Registration Statement to provide a quantitative discussion of the significant factors, assumptions, valuation techniques used in estimating the fair value of the securities at March 2013 valuation date. The Company issued two batches of share options on March 18, 2013 with the exercise prices of US$5.13 per share and US$6.00 per share, repsectively. The difference between the fair values of the two issuances on March 18, 2013 was attributable to the different exercise prices of the two batches of share options.

•

In response to the Staff’s comment, the Company has updated the tables on pages 92 and 96 of the Registration Statement through the third quarter of 2013. The Company confirms that it will update these tables through the date of effectiveness of the Registration Statement when there is any new issuance of equity-based awards.

•

The Staff’s comment is noted. The Company confirms that it will inform the Staff of the proposed IPO price in a subsequent filing as soon as it initiates discussions with underwriters on the proposed IPO price. The Company confirms that it will update its disclosure, when the estimated IPO price is known and included in its Registration Statement, to reconcile and explain the difference between the fair value of the underlying stock and the IPO offering price.

Business

Business Strategies, page 116

16. We note your disclosure that you intend to differentiate your platform of preventative healthcare services from those provided by public hospitals and your disclosure on page 125 that you face significant competition from these hospitals. Please expand on this business strategy. To the extent feasible, please disclose the specific healthcare services that you intend to provide or currently provide that are typically not provided by the medical examination departments of public hospitals.

The Company respectfully advises the Staff that it believes that it can differentiate its preventative healthcare services from those provided by public hospitals through (i) customized services, (ii) nationwide network coverage, (iii) standardized quality of services to enhance customer experience and (iv) technology-enabled health management solutions, which have been discussed on pages 125 to 127. The Company believes the current disclosure is sufficient for investors to understand its business strategy and additional disclosure is not necessary.

The Company respectfully advises the Staff that the Company usually performs medical tests and examinations similar to those that the medical examination departments of public hospitals provide. The Company has disclosed the services it currently provides or intends to provide that are not typically provided by the medical examination departments of public hospitals on pages 125 to 126 of the Registration Statement. For example, on page 125, it has disclosed that it offers screening services at its high-end centers that are not readily available at most medical institutions in China. In addition, the Company has revised the disclosure on page 126 of the Registration Statement to clarify that it offers its customers an interactive information technology platform to access medical reports and data which is not often provided by public hospitals. The Company believes that the current disclosure together with the revised disclosure is sufficient and additional disclosure is not necessary.

Insurance, pages 127-28

17. We note conflicting disclosure in the risk factor on page 20 regarding whether you currently hold medical malpractice insurance. Please reconcile and additionally disclose the percentage of doctors you employ, if any, who are currently enrolled in medical malpractice insurance. Please additionally quantify the amount insurance coverage provided under any such policy. Please also include this disclosure in the risk factor on page 20.

In response to the Staff’s comment, the Company has revised the disclosure on pages 21 and 136 of the Registration Statement to clarify the status of its medical malpractice insurance coverage for its medical centers and medical professionals. The Company respectfully advises the Staff that it currently has medical malpractice insurance for one of its medical centers which covers all the eight doctors at this medical center. If the Company purchases medical malpractice insurance for any other of its medical centers, the insurance product that the Company would purchase will cover all the doctors at that medical center. Therefore, the Company is of the view that the revised disclosure on pages 21 and 137 is sufficient for investors to understand the Company’s current medical malpractice insurance coverage and it is not necessary to disclose the percentage of doctors who have been enrolled in medical malpractice insurance.

Regulations, page 129

18. Please revise your disclosure to include discussion of PRC property laws referenced in the risk “The failure of certain of our leased properties, page 24” and make clear what steps, if any, you have taken or plan to take, to correct your leasing and licensing issues.

In response to the Staff’s comment, the Company has added disclosure of the PRC property laws on page 145 of the Registration Statement to disclose relevant PRC property laws and regulations. In addition, the Company has also revised the disclosure on page 145 of the Registration Statement to disclose the step the Company plans to take to correct the non-compliance of its leased property.

Principal Shareholders, page 146

19. In the footnotes to this table, please identify the natural person(s) who beneficially own(s) the shares held by NewQuest Asia Investments Limited, Broad Street Principal Investments, L.L.C., and Ora Investment Pte Ltd.

The Company respectfully advises the Staff that the beneficial owners of the shares held by NewQuest Asia Investments Limited, Broad Street Principal Investments, L.L.C. and Ora Investment Pte Ltds. are as following:

(1) NewQuest Asia Investments Limited is a wholly-owned subsidiary of NewQuest Asia Fund I, L.P., a Cayman Islands exempted limited partnership. NewQuest Fund I (G.P.) Ltd., a Cayman Islands exempted company is the general partner of NewQuest Asia Fund I, L.P.

(2) Broad Street Principal Investments, L.L.C. is a wholly-owned subsidiary of The Goldman Sachs Group, Inc., a limited liability corporation incorporated under the laws of the State of Delaware.

(3) Ora Investment Pte Ltd. shares the power to vote and the power to dispose of the shares with GIC Special Investments Pte Ltd. and GIC Private Limited, both of which are private limited companies incorporated in Singapore. GIC Special Investments Pte Ltd. is wholly owned by GIC Private Limited and is the private equity investment arm of GIC Private Limited. GIC Private Limited is wholly owned by the Government of Singapore and was set up with the sole purpose of managing Singapore’s foreign reserves.

In response to the Staff’s comment, the Company has revised the disclosure on page 158 of the Registration Statement to identify the beneficial owners of the shares held by NewQuest Asia Investments Limited, Broad Street Principal Investments, L.L.C. and Ora Investment Pte Ltd.

Description of Share Capital, page 155

20. We note your disclosure on this page that upon completion of this offering, some of your Class B common shares will convert into Class A common shares, and your disclosure later in same paragraph that all such Class B common shares will convert into Class A common shares. Similarly, your disclosure on page 7 suggests that some but not all of your Class B common shares will convert into Class A shares. Please reconcile this disclosure to clarify how many Class B shares will convert into Class A shares. If not all shares will convert to Class A shares automatically prior to completion of the offering, please explain which share will and will not convert and ensure that the table beginning on page 146 reflects the beneficial ownership of Class B shares after the completion of the offering.

In response to the Staff’s comment, the Company has revised the disclosure on page 165 of the Registration Statement to clarify that a portion of the Company’s Class B common shares will be converted into Class A common shares. The Company respectfully advises the Staff that the Company’s shareholders are in the process of amending the Company’s Memorandum and Articles of Association and the number of Class B common shares which will convert into Class A common shares has not been determined. The Company confirms that it will update the disclosure to include the number and description of Class B common shares which will convert into Class A common shares prior to the completion of the offering. In addition, the Company will ensure the table on page 156 of the Registration Statement reflects the beneficial ownership of Class B common shares after the completion of the offering.

21. Please revise your disclosure under this heading as follows:

•

Revise your disclosure in the third introductory paragraph to make clear that your summary is materially complete. You may not be required to discuss everything included in your memorandum and articles of association, but what you do summarize, should be materially complete;

•

Revise your disclosure on pages 158-160 to reduce your reliance on the term “subject to” because it implies that some additional rights, privileges, or restrictions are not explained in your descriptions. In some places you include this reference but already provide the information implied by these references.

•	Here and under “Description of American depositary Shares, page 168,” include disclosure of the number of days that advance notice of meetings will be provided;

•	Your discussion under “Shareholder Proposals, page 165” should make clear whether your articles of association allow shareholders to put proposals before meetings.

The Company respectfully advises the Staff the following:

(1) The Company respectfully advises the Staff that it has disclosed in the second paragraph on page 165 that the summaries in this section have covered the material provisions of the Company’s amended and restated memorandum and articles of association. The Company has revised the disclosure on page 165 of the Registration Statement to clarify the summary of the Company’s memorandum and articles of association and the BVI Companies Act is accurate but not complete to call investor’s attention to read the Company’s amended and restated memorandum and articles of association, if necessary.

(2) In response to the Staff’s comment, the Company has revised the disclosure on pages 169 and 170 of the Registration Statement to reduce the use of the term “subject to.”

(3) The Company respectfully advises the Staff that it has disclosed on page 165 that an annual general meeting and any extraordinary general meeting will be called by not less than 10 days’ notice. The Company confirms that it will update the disclosure in the Description of American Depositary Shares section regarding the timing that notice would be provided to the depositary after the Company has engaged a depositary.

(4) In response to the Staff’s comment, the Company has revised the disclosure on page 175 of the Registration Statement to clarify that, under the Company’s articles of association, apart from the right of requisition, a shareholder has no right to put proposals at the annual general meetings or any extraordinary general meetings.

Shares Eligible for Future Sale

Lock-up Agreements, page 178

22. Please file the form of lock-up agreement as an exhibit to your registration statement.

The Staff’s comment is noted. The Company will file the form of lock-up agreement as part of the underwriting agreement in a subsequent submission or filing.

Taxation, page 179

23. Please revise your disclosure as follows:

•

Consider including discussion of Hong Kong tax consequences and considerations, including the extent that treaties between Hong Kong and the PRC, United States and the British Virgin Islands may apply;

•	Reconcile your discussion of local tax laws in China with your reference in the introductory paragraph under this heading to not discussing state, local and other tax laws; and

•	Make clear whether the reference “we do not believe that the legal entities organized…” on page 180 is the opinion of counsel or based on the opinion of counsel.

The Company respectfully advises the Staff the following:

(1) In response to the Staff’s comment, the Company has revised the disclosure on page 190 of the Registration Statement to discuss the consequences of tax treaties between Hong Kong and the PRC. The Company respectfully advises the Staff that there is no tax treaty between Hong Kong and the United States and the British Virgin Islands. The Company respectfully advises the Staff that it has not included a specific section to discuss Hong Kong tax consequences to shareholders because it is not organized in Hong Kong.

(2) The Company respectfully advises the Staff that the disclosure on tax laws in China on pages 189 and 190 of the Registration Statement is discussing tax laws, regulations and rules enacted and issued by the PRC national legislature and government agencies, including the State Administration of Taxation (the “SAT”) which is the tax authority at the central government level in China. Therefore, the Company believes that there is no conflict between the introductory paragraph for the section headed “Taxation” and the disclosure on tax laws in China.

(3) The Company respectfully advises the Staff that the Company has revised the disclosure on page 190 to explain the uncertainty with respect to the Company’s status of PRC resident enterprise.

Financial Statements and Notes

1. Organization and Principal Activities, page F-11

24. With respect to your consolidation of the variable interest entities and their subsidiaries we have the following comments:

•

Please clarify whether there is an agreement containing a provision that specifying Beijing iKang and Zhejiang iKang are to provide instructions or power to direct how the variable interest entities (“VIE”) should conduct their daily operations in exchange for a pledge of the their assets.

•	Please clarify whether the owners of the Company are the same owners of iKang Hangzhou Xixi and iKang Holdings, VIEs.

The Company respectfully advises the Staff that in the Powers of Attorney entered between the Company’s WFOEs (Beijing iKang, Zhejiang iKang and Yuanhua WFOE) and the shareholders of its variable interest entities (iKang Holding, iKang Hangzhou Xixi and Yuanhua Information), each shareholder executed an irrevocable power of attorney to appoint the respective WFOEs as his or its attorney-in-fact to act on his or its behalf on all matters pertaining to the affiliated PRC entity and to exercise all of his or its rights as a shareholder of the affiliated PRC entity, including the right to attend shareholders meetings, to exercise voting rights, to receive any dividend and profit distribution to shareholders and to appoint directors, a general manager and other senior management of the affiliated PRC entity. The power of attorney is irrevocable and continually valid as long as the principal is the shareholder of the variable interest entities. The Company believes the Powers of Attorney can demonstrate the power of its WFOEs to direct how the variable interest entities should conduct their daily operations. In response to the Staff’s comment, the Company has revised the disclosure on page F-14 of the Registration Statement.

The Company respectfully advises the Staff the following:

(1) iKang Holding’s shareholders are Mr. Ligang Zhang and Mr. Boquan He, each of whom holds 50% of the equity interest in iKang Holding.

(2) iKang Hangzhou Xixi’s shareholders are iKang Holding and Yalong Daoyi, which hold 80% and 20% of the equity interest in iKang Hangzhou Xixi, respectively. Yalong Daoyi is wholly-owned by iKang Holding. Therefore, iKang Holding owns the 100% equity interest in iKang Hangzhou Xixi.

(3) Mr. Ligang Zhang and Mr. Boquan He are shareholders of the Company, who held 27.37% and 14.78% voting interest of the Company as of September 30, 2013, respectively. They own the equity interests in iKang Holding and iKang Hangzhou Xixi. Other than Mr. Ligang Zhang and Mr. Boquan He, none of the Company’s shareholders owns equity interests in iKang Holding and iKang Hangzhou Xixi.

2. Summary of Significant Accounting Policies

Unaudited Pro Forma Information, page F-25

25. We note your assertion that you are not presenting the pro forma earnings per share data resulting from the conversion of the convertible redeemable preferred shares because the conversion would not result in a material reduction of your earnings per share for the year ended March 31, 2013. It is unclear how you derived this conclusion. Please demonstrate for us why conversion would not have a material impact on earnings per share.

In response to the Staff’s comment, the Company has revised the disclosure of the accounting policy of unaudited pro forma information on page F-25 of the Registration Statement and has included the unaudited pro forma net income per common share in the Consolidated Statements of Operations.

26. Subsequent Events, page F-57

26. You state “In October 2013, a total number of 596,484 Class A common shares and Series D1 and D2 preferred shares held by certain existing shareholders were transferred to a third party investor and reclassified as 596,484 Series F-2 convertible redeemable participating preferred shares.” Please tell us and disclose what triggered the reclassification when the transaction appeared to be solely between a third party investor and your existing shareholders. Also clarify in your disclosure how you determined the fair value of the shares transferred and the shares reclassified and explain your accounting for the amount of $1.281 million you received representing their differences in fair values.

The Company respectfully advises the Staff that some existing shareholders of the Company requested the Company to find a buyer to purchase the shares they held at US$12.0309 per share, and a third party purchaser requested the Company to find sellers who would sell the shares of the Company they held. The price agreed and paid by the purchaser was US$14.1792 per share, and when the purchaser and sellers reached the agreement to the transaction, the shares being sold by the existing shareholders were redesignated by the Company to Series F-2 redeemable convertible preferred shares (the “Series F-2 Shares”).

The existing shareholders sold the shares of the Company that they held to the purchaser at US$12.0309 per share, which was the same as the selling price of existing shares to the investors in the Company’s Series F-1 financing in March 2013. The actual purchase price of US$14.1792 per Series F-2 Shares paid by the purchaser was determined by the Company and agreed by the purchaser based on the estimated equity value of the Company at September 21, 2013, the date of the share purchase agreement. The purchaser paid the amount of US$7.176 million in October 2013 directly to the existing shareholders who sold their shares. The total amount reflecting the difference between the selling price of US$14.1792 per share and the purchase price of US$12.0309 per share amounted to US$1.281 million and was paid by the purchaser to the Company in October 2013. The Company credited for the US$1.281 million to the series F-2 preferred shares.

In response to the Staff’s comment, the Company has revised the disclosure on page F-57 of the Registration Statement to explain the reclassification.

Exhibit Index, page II-6

27. We note you intend to file the consent of King & Wood Mallesons Lawyers as part of the opinion to be filed by amendment as Exhibit 99.2. Please ensure that when filed, the exhibit specifically includes King & Wood Mallesons Lawyers’ consent to each use of its name in the registration statement, including the references on pages 6, 31, 32, 36, 57, and 65.

The Staff’s comment is noted. The Company will submit the opinion of King & Wood Mallesons Lawyers as Exhibit 99.2 to the Registration Statement in a subsequent submission, which specifically includes KWM’s consent to each use of its name in the Registration Statement.

*        *        *         *

Should any questions arise, please do not hesitate to contact me at +86-10-8567-5005 (li.he@davispolk.com) or my colleague, Terrence R. O’Donnell at +852-2533-3376 (terrence.odonnell@davispolk.com), or Mark Lian of Deloitte Touche Tohmatsu at +86-10- 8520-7156 (mlian@deloitte.com.cn).

Please acknowledge receipt of the submission by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Yours sincerely,

/s/ Li He

Li He

Enclosures

cc:	Mr. Ligang Zhang, Chairman of the Board of Directors and Chief Executive Officer

Mr. Yang Chen, Chief Financial Officer

    iKang Guobin Healthcare Group, Inc.

Mr. Mark Lian, Partner

Mr. Jeffrey Fu, Partner

    Deloitte Touche Tohmatsu Certified Public Accountants LLP

Mr. Chris K.H. Lin, Esq., Partner

Mr. Daniel Fertig, Esq., Partner

    Simpson Thacher & Bartlett LLP